                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)

                    KFC NATIONAL PURCHASING COOPERATIVE, INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                    KFC NATIONAL PURCHASING COOPERATIVE, INC.
                                       AND
                       KFC NATIONAL PURCHASING CO-OP, INC.
--------------------------------------------------------------------------------
                      (Names of Person(s) Filing Statement)


                             MEMBERSHIP COMMON STOCK
                                       AND
                               STORE COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                       N/A
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


DANIEL E. WOODSIDE                         COPY TO:     JAMES A. GIESEL
PRESIDENT                                               ALAN K. MACDONALD
KFC NATIONAL PURCHASING COOPERATIVE, INC.               FROST BROWN TODD LLC
950 BRECKENRIDGE LANE                                   400 WEST MARKET STREET, 32ND FLOOR
LOUISVILLE, KENTUCKY 40207                              LOUISVILLE, KENTUCKY 40202
(502) 896-5900                                          (502) 589-5400



--------------------------------------------------------------------------------
  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ]  A tender offer.

     d. [ ]  None of the above.

              Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

              Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

                     Transaction
                     Valuation*                          Amount of Filing Fee

                     $17,846,954                                $3,569

         * Based on the members' equity of the KFC National Purchasing Cooperative, Inc. as of June 30, 2000.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $3,569           Filing Party: KFC National Purchasing
                                                         Cooperative, Inc.
Form or Registration No.: Schedule 14A     Date Filed:   October 3, 2000

                           SUMMARY OF THE TRANSACTION

         The KFC National Purchasing Cooperative, Inc. (the "KFC Co-op") will form a new, wholly owned subsidiary, the KFC National Purchasing Co-op, Inc. (the "New KFC Co-op"). The KFC Co-op will merge into the New KFC Co-op, with the New KFC Co-op being the surviving corporation. In the merger, each share of Membership Common Stock and Store Common Stock held by the current stockholder members of the KFC Co-op will be converted into one share of corresponding Membership Common Stock and Store Common Stock in the New KFC Co-op, and all of the assets, operations, rights, obligations, liabilities, and members' equity of the KFC Co-op will be transferred to, and assumed by, the New KFC Co-op. After the merger, the KFC Co-op will cease to exist, and the New KFC Co-op will continue to operate on behalf of its stockholder members as the KFC Co-op has in the past. Unlike the stock of the KFC Co-op, the stock of the New KFC Co-op will not be "securities" within the meaning of Section 3(a)(10) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 2(a)(1) of the Securities Act of 1933, as amended, and will not be registered with the Securities and Exchange Commission under the Exchange Act.

ITEM 1. SUMMARY TERM SHEET.

         (a) The information set forth in the "Summary" section of the Proxy Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The name of the issuer is KFC National Purchasing Cooperative, Inc., a Delaware corporation, which has its principal executive offices at 950 Breckenridge Lane, Louisville, Kentucky 40207, (502) 896-5900. The information set forth in the section entitled "Summary - The Company" of the Proxy Statement is incorporated herein by reference.

         (b) Securities. As of June 30, 2000, there were 567 shares of KFC Membership Common Stock issued and outstanding and 5,166 shares of KFC Store Common Stock issued and outstanding. The information set forth in the sections entitled "Comparison of KFC Co-op Capital Stock and New KFC Co-op Capital Stock -- KFC Membership Common Stock" and "--KFC Store Common Stock" of the Proxy Statement is incorporated herein by reference.

         (c) Trading Market and Price. The information set forth in the section entitled "Market and Price for the KFC Co-op Stock" of the Proxy Statement is incorporated herein by reference.

         (d) Dividends. The information set forth in the sections entitled "Market and Price for the KFC Co-op Stock" of the Proxy Statement is incorporated herein by reference.

         (e) Prior Public Offerings. The KFC Co-op has not made an underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

         (f) Prior Stock Purchases. The information set forth in the section entitled "Market and Price for the KFC Co-op Stock" of the Proxy Statement is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Name and Address. The information set forth in the section entitled "Summary - The Company" of the Proxy Statement is incorporated herein by reference.

         (b) Business and Background of Entities. The KFC National Purchasing Co-op, Inc. is a new Delaware corporation owned wholly by the KFC Co-op, which the KFC Co-op formed to merge with the KFC Co-op and succeed to its business.

         (c) Business and Background of Natural Persons. The information set forth in the section entitled "Management of the KFC Co-op" of the Proxy Statement is incorporated herein by reference. None of the KFC Co-op's officers or directors has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). None of the KFC Co-op's officers or directors has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the officer or director from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the KFC Co-op's officers and directors are citizens of the United States of America, except Ronald Young, who is a citizen of Canada, and Edward J. Henriquez, Jr., who is a citizen of Panama.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) Material Terms. The information set forth in the sections entitled "The Proposed Merger" and "The Special Meeting" and "Comparison of KFC Co-op Capital Stock and New KFC Co-op Capital Stock" of the Proxy Statement is incorporated herein by reference.

         (c) Different Terms. No term or arrangement treats any subject security holders differently from other subject security holders.

         (d) Appraisal Terms. The information set forth in the section entitled "The Special Meeting - No Appraisal Rights" of the Proxy Statement is incorporated herein by reference.

         (e) Provisions for Unaffiliated Security Holders. In connection with this transaction, neither the KFC Co-op nor the New KFC Co-op have made special provisions to grant unaffiliated security holders access to corporate files or to obtain counsel or appraisal services at the expense of the KFC Co-op or the New KFC Co-op.

         (f) Eligibility for Listing or Trading. The existing securities of the KFC Co-op are not eligible for trading on an automated quotations system operated by a national securities association, and the securities of the New KFC Co-op will not be eligible for trading on an automated quotations system operated by a national securities association.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) Transactions. Pursuant to a policy adopted by the KFC Co-op Board of Directors, the KFC Co-op has repurchased shares of Store Common Stock at $400 per share, which for the past seventeen years has been the price at which the KFC Co-op issues new shares of Store Common Stock to stockholder members. The information set forth in the section entitled "Comparison of KFC Co-op Capital Stock and New KFC Co-op Capital Stock - KFC Co-op Store Stock" of the Proxy Statement is incorporated herein by reference.

         (c) Significant Corporate Events. The information set forth in the section entitled "The Proposed Merger - History of the KFC Co-op" of the Proxy Statement is incorporated herein by reference.

         (d) Negotiations or Contacts. The information set forth in the section entitled "The Proposed Merger - History of the KFC Co-op" of the Proxy Statement is incorporated herein by reference.

         (e) Agreements Involving the Subject Company's Securities.  None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) Use of Securities Acquired. The information set forth in the section entitled "The Proposed Merger" of the Proxy Statement is incorporated herein by reference.

         (c) Plans. There are no current plans, proposals or negotiations that would result in any of transactions, events, or consequences listed in Item 1006(c) of Regulation M-A, except as described in the following sentences. The proposed merger will result in the termination of the registration of the stock held by the KFC Co-op's stockholder members. The information set forth in the section entitled "The Proposed Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) Purposes. The information set forth in the section entitled "The Proposed Merger - Reasons for the Proposed Merger" of the Proxy Statement is incorporated herein by reference.

         (b) Alternatives. The proposed merger is the only structure that would accomplish the objectives of the transaction and therefore is the only alternative the KFC Co-op's board of directors considered.

         (c) Reasons. The information set forth in the section entitled "The Proposed Merger - Reasons for the Proposed Merger" of the Proxy Statement is incorporated herein by reference.

         (d) Effects. The information set forth in the sections entitled "The Proposed Merger - Differences Between the KFC Co-op and the New KFC Co-op" and "--Stockholder Information After the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.


         (a) Fairness. The information set forth in the sections entitled "The Proposed Merger - Reasons for the Proposed Merger" and "The Proposed Merger - Fairness of the Proposed Merger" of the Proxy Statement is incorporated herein by reference.

         (b) Factors Considered in Determining Fairness. Because the KFC Co-op endeavors not to make a profit and any profit returned to members is based on the volume of business done with the KFC Co-op, the factors listed in Item 1014 of Regulation M-A are not relevant to this transaction. The proposed merger will not change the economic position of the stockholder members because all of the assets, liabilities, and equity of the KFC Co-op will be transferred by operation of law to the New KFC Co-op. The information set forth in the sections entitled "The Proposed Merger - Reasons for the Proposed Merger" and "The Proposed Merger - Fairness of the Proposed Merger" of the Proxy Statement is incorporated herein by reference.


         (c) Approval of Security Holders. The information set forth in the sections entitled "The Special Meeting - Voting Rights" and " - Voting Groups" of the Proxy Statement is incorporated herein by reference.

         (d) Unaffiliated Representative. The transaction has been structured so there will be no change in the economic position of the KFC Co-op's stockholder members and no change in its officers and directors. Therefore, the transaction does not present the conflicts of interest that would make independent representation of disinterested directors or stockholders appropriate.

         (e) Approval of Directors. The information set forth in the section entitled "The Special Meeting - Recommendation of the KFC Co-op Board" of the Proxy Statement is incorporated herein by reference.

         (f) Other Offers. Not applicable. The transaction is an internal reorganization in which ownership interests will not change.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) Report, Opinion, or Appraisal. None. See the response to Item 8(d).

         (b) Preparer and Summary of Report, Opinion, or Appraisal. Not Applicable.

         (c) Availability of Documents. Not applicable.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) Source of Funds. No funds will be used in the transaction. In the transaction, stock of the KFC Co-op will be converted into stock of the New KFC Co-op on a one-to-one basis.

         (b) Conditions. None.

         (c) Expenses. The KFC Co-op estimates that it will incur the following expenses in connection with the Proposed Merger:

             Legal:            $30,000
             Accounting:       $5,000
             Printing:         $20,000
             Solicitation:     N/A

         (d) Borrowed Funds.  None.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. The information set forth in the section entitled "Management of the KFC Co-op" of the Proxy Statement is incorporated herein by reference.

         (b) Securities Transactions. During the past 60 days, the KFC Co-op has repurchased a total of seven shares of store common stock and issued a total of six shares of store common stock. In each transaction, the price of the store common stock was $400 per share. The following table sets forth information about each of these transactions.


               Date                    Transaction            Number of Shares
               ----                    -----------            ----------------
             July 31                   Repurchase                     1
             August 1                  Repurchase                     4

         August 1                     Issuance                       1
         August 1                     Issuance                       4
         August 7                     Issuance                       1
         August 10                    Repurchase                     1
         August 11                    Repurchase                     1


ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the section entitled "The Special Meeting - Recommendation of the KFC Co-op Board" of the Proxy Statement is incorporated herein by reference.

         (e) Recommendations of Others. The information set forth in the section entitled "The Special Meeting - Recommendation of the KFC Co-op Board" of the Proxy Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         (a) Financial Statements. The KFC Co-op's financial statements and other information required by this item are incorporated by reference from the KFC Co-op's periodic reports filed with the Securities and Exchange Commission. Copies of these periodic reports will be included with the proxy materials mailed to stockholders. The information set forth in the sections entitled "Where You Can Find More Information" and "Incorporation of Information by Reference" of the Proxy Statement is incorporated by reference.

         (b) Pro Forma Information. Pro forma information would not be material to the transaction and so is not being provided.

         (c) Summary Information. The KFC Co-op is providing more complete information than the information requested in this item.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Solicitations or Recommendations. The information set forth in the section entitled "The Special Meeting - Proxies" of the Proxy Statement is incorporated herein by reference.

         (b) Employees or Corporate Assets. The information set forth in the section entitled "The Special Meeting - Proxies" of the Proxy Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         (b) Other Material Information. The Plan and Agreement of Merger, the Certificate of Incorporation and Bylaws of the KFC Co-op, and the Certificate of Incorporation and Bylaws of the New KFC Co-op are being provided as Appendices to the Proxy Statement.

ITEM 16. EXHIBITS.

         *(a)(5)(1)    Letter to Shareholders.

         *(a)(5)(2)    Notice of Special Meeting of Shareholders (incorporated
by reference to Schedule 14A).


         *(a)(5)(3)    Preliminary Proxy Statement dated November 17, 2000.


         *(a)(5)(4)    Form of Proxy.

         *(a)(5)(5)    Plan and Agreement of Merger.

----------------

            * Incorporated by reference to Schedule 14A filed November 17, 2000.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   KFC NATIONAL PURCHASING COOPERATIVE, INC.

                                   /s/ Daniel E. Woodside
                                   ---------------------------------------------
                                   Daniel E. Woodside, President

                                   Date: November 17, 2000



                                   KFC NATIONAL PURCHASING CO-OP, INC.

                                   /s/ Daniel E. Woodside
                                   ---------------------------------------------
                                   Daniel E. Woodside, President

                                   Date: November 17, 2000